                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                       (AMENDMENT NO. 10 TO SCHEDULE 13D)

                    Under the Securities Exchange Act of 1934

                                BRITESMILE, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   461909 20 2
                                 (CUSIP Number)


                              CRAIGH LEONARD, ESQ.
                             RICHARDS & O'NEIL, LLP
                                885 THIRD AVENUE
                          NEW YORK, NEW YORK 10022-4873
                                 (212) 207-1200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 29, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D

CUSIP NO. 461909 20 2
(1)      Name of reporting persons...................      LCO INVESTMENTS LIMITED
         S.S. or I.R.S. identification Nos. of above
         persons.....................................
(2)      Check the appropriate box if a member of a        (a)  /X/
         group (see instructions)....................
                                                           (b)  / /
(3)      SEC use only................................
(4)      Source of funds (see instructions)..........      WC
                                                           OO
(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e).....      / /

(6)      Citizenship or place of organization........      GUERNSEY, CHANNEL ISLANDS
Number of shares beneficially owned by each reporting
person with:
(7)      Sole voting power...........................      15,077,497 (which includes 1,250,000 shares subject to
                                                           acquisition within 60 days on conversion of certain Notes
                                                           and exercise of certain Warrants)
(8)      Shared voting power.........................      None
(9)      Sole dispositive power......................      15,077,497 (which includes 1,250,000 shares subject to
                                                           acquisition within 60 days on conversion of certain Notes
                                                           and exercise of certain Warrants)
(10)     Shared dispositive power....................      None
(11)     Aggregate amount beneficially owned by each       15,077,497 (which includes 1,250,000 shares subject to
         reporting person............................      acquisition within 60 days on conversion of certain Notes
                                                           and exercise of certain Warrants)
(12)     Check if the aggregate amount in Row (11)
         excludes certain shares (see instructions)..      / /


                                  Page 2 of 9



(13)     Percent of class represented by amount in Row
         (11)........................................      57.75%
(14)     Type of reporting person (see instructions).      CO


                                  SCHEDULE 13D

CUSIP NO. 461909 20 2
(1)      Name of reporting persons...................      THE ERSE TRUST
         S.S. or I.R.S. identification Nos. of above
         persons.....................................
(2)      Check the appropriate box if a member of a        (a)  /X/
         group (see instructions)....................
                                                           (b)  / /
(3)      SEC use only................................
(4)      Source of funds (see instructions)..........      Not applicable
(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e).....      / /

(6)      Citizenship or place of organization........      GUERNSEY, CHANNEL ISLANDS
Number of shares beneficially owned by each reporting
person with:
(7)      Sole voting power...........................      None
(8)      Shared voting power.........................      None
(9)      Sole dispositive power......................      None
(10)     Shared dispositive power....................      None
(11)     Aggregate amount beneficially owned by each       15,077,497 (which includes 1,250,000 shares subject to
         reporting person............................      acquisition within 60 days on conversion of certain Notes
                                                           and exercise of certain Warrants)
(12)     Check if the aggregate amount in Row (11)
         excludes certain shares (see instructions)..      / /

(13)     Percent of class represented by amount in
         Row (11)....................................      57.75%
(14)     Type of reporting person (see instructions).      OO(Trust)

The inclusion of The ERSE Trust in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                                  SCHEDULE 13D

CUSIP NO. 461909 20 2
(1)      Name of reporting persons...................      CAP ADVISERS LIMITED
         S.S. or I.R.S. identification Nos. of above
         persons.....................................
(2)      Check the appropriate box if a member of a        (a)  /X/
         group (see instructions)....................
                                                           (b)  / /
(3)      SEC use only................................
(4)      Source of funds (see instructions)..........      Not Applicable
(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e).....      / /

(6)      Citizenship or place of organization........      UNITED KINGDOM
Number of shares beneficially owned by each reporting
person with:
(7)      Sole voting power...........................      None
(8)      Shared voting power.........................      285,000
(9)      Sole dispositive power......................      None
(10)     Shared dispositive power....................      285,000
(11)     Aggregate amount beneficially owned by each       15,362,497 (which includes 1,250,000 shares subject to
         reporting person............................      acquisition within 60 days on conversion of certain Notes
                                                           and exercise of certain Warrants)
(12)     Check if the aggregate amount in Row (11)
         excludes certain shares (see instructions)..      / /

(13)     Percent of class represented by amount in
         Row (11)....................................      58.84%
(14)     Type of reporting person (see instructions).      CO

The inclusion of CAP Advisers Limited in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                                  SCHEDULE 13D

CUSIP NO. 461909 20 2
(1)      Name of reporting persons...................      ANTHONY M. PILARO
         S.S. or I.R.S. identification Nos. of above
         persons.....................................
(2)      Check the appropriate box if a member of a        (a)  /X/
         group (see instructions)....................
                                                           (b)  / /
(3)      SEC use only................................
(4)      Source of funds (see instructions)..........      Not Applicable
(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e).....      / /

(6)      Citizenship or place of organization........      IRELAND
Number of shares beneficially owned by each reporting
person with:
(7)      Sole voting power...........................      None
(8)      Shared voting power.........................      None
(9)      Sole dispositive power......................      None
(10)     Shared dispositive power....................      None
(11)     Aggregate amount beneficially owned by each       15,077,497 (which includes 1,250,000 shares subject to
         reporting person............................      acquisition within 60 days on conversion of certain Notes
                                                           and exercise of certain Warrants)
(12)     Check if the aggregate amount in Row (11)
         excludes certain shares (see instructions)..      / /

(13)     Percent of class represented by amount in
         Row (11)....................................      57.75%
(14)     Type of reporting person (see instructions).      IN

The inclusion of Anthony M. Pilaro in this Statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                          BRITESMILE, INC. SCHEDULE 13D
                                AMENDMENT NO. 10



NOTE: This Amendment No. 10 amends a Statement on Schedule 13D filed on April 11, 1996 by LCO Investments Limited and others, as amended by an Amendment No. 1 filed on December 6, 1996, by an Amendment No. 2 filed on May 23, 1997, by an Amendment No. 3 filed on September 24, 1997, by an Amendment No. 4 filed on December 1, 1997, by an Amendment No. 5, filed on May 11, 1998, by an Amendment No. 6 filed on December 15, 1998 and by an Amendment No. 7 filed on July 2, 1999, by an Amendment No. 8 filed on November 8, 1999 and by an Amendment No. 9 filed on July 13, 2000. This Amendment No. 10 is filed on behalf of LCO Investments Limited ("LCO INVESTMENTS"), The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro.

         This Amendment No. 10 is being filed (a) to reflect the acquisition by LCO Investments of (i) $5,000,000 principal amount of 7.52% Convertible Notes of BriteSmile, Inc. which are convertible into 1,000,000 shares of Common Stock and
(ii) of warrants to acquire 250,000 shares of Common Stock, (b) to reflect the conversion by LCO Investments of 5% Convertible Subordinated Notes of BriteSmile, Inc. into 920,159 shares of Common Stock and (c) to reflect certain other purchases aggregating 480,600. There has been no change in the information set forth in response to Items 1, 2, 4, 5 (except for 5(c)) and 6 of Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 10.

         The inclusion of The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro shall not be construed as an admission that such parties are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Statement.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  -------------------------------------------------

                  Item 3 is amended to add the following:

                  LCO Investments used its own funds to acquire from BriteSmile, Inc. the $5,000,000 7.52% Convertible Notes and related Warrants described in
Item 5 and to acquire the shares of Common Stock described in Item 5 as having been acquired by it. The shares of Common Stock described in Item 5 as having been acquired by LCO Investment's subsidiary were acquired by the subsidiary using its own funds.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
                  ------------------------------------

                  Item 5(c) is amended to add the following paragraphs:

                  On various dates in November and December 2000, LCO Investments or a subsidiary of LCO Investments purchased the following shares of Common Stock on the NASDAQ National Market for the following average prices:

------------------------- --------------------------- ---------------------------
DATE OF PURCHASE                 NO. OF SHARES               PER SHARE PRICE
------------------------- --------------------------- ---------------------------
November 28, 2000                   78,600                       4.070
November 30, 2000                   72,000                       4.220
December 27, 2000                   69,000                       2.940
December 28, 2000                   50,000                       3.000
December 29, 2000                   211,000                      2.975
------------------------- --------------------------- ---------------------------


                  On December 5, 2000, LCO Investments purchased from BriteSmile, Inc. a $5,000,000 7.52% Convertible Promissory Note which is convertible into 1,000,000 shares of Common Stock and Warrants to acquire 250,000 shares of Common Stock. The aggregate purchase price of the Note and Warrants was $5,000,000.

                  On December 7, 2000 LCO Investments converted certain 5% Convertible Subordinated Promissory Notes held by it and received 920,159 shares of Common Stock as a result of the conversion.

                  As a result of these acquisitions, LCO Investments beneficially owns 15,077,497 shares of Common Stock (which includes 1,250,000 shares that are subject to acquisition on conversion and exercise of the Notes and Warrants acquired on December 5, 2000 and 1,330,000 shares which are owned by a subsidiary of LCO Investments.) These shares represent 57.75% of the outstanding stock of BriteSmile, Inc. (treating as outstanding the said 1,250,000 shares that are subject to acquisition by LCO Investments). Neither ERSE Trust, CAP Advisers Limited or Anthony M. Pilaro own any shares of Common Stock. However, CAP Advisers Limited, in its capacity as trustee of four separate trusts, shares power to vote and dispose of 285,000 shares of Common Stock.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            EXHIBIT E which was previously filed, is the Power of Attorney and Authorizing Agreement appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto.

            EXHIBIT Y which was previously filed is the Joint Filing Agreement among LCO Investments Limited, the ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro, dated June 30, 1999.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 11, 2001

                             LCO INVESTMENTS LIMITED


                             By/s/Craigh Leonard
                               ---------------------------------
                                Craigh Leonard, Attorney-in-Fact

                                          THE ERSE TRUST


                             By/s/Craigh Leonard
                               ---------------------------------
                                Craigh Leonard, Attorney-in-Fact

                                    CAP ADVISERS LIMITED


                             By/s/Craigh Leonard
                               ----------------------------------
                                 Craigh Leonard, Attorney-in-Fact


                             /s/Craigh Leonard
                             ----------------------------------------
                                Anthony M. Pilaro, by Craigh Leonard,
                                Attorney-in-Fact